BATTLE MOUNTAIN GOLD EXPLORATION CORP.
                  ONE EAST LIBERTY STREET, SIXTH FLOOR, SUITE 9
                               RENO, NEVADA  89504
                     PHONE: 775-686-6081  FAX: 775-686-6066





September  1,  2005

MAIL  STOP  7010
----------------

Mr.  H.  Roger  Schwall                            Faxed  to:  202-772-9368
Assistant  Director                                ------------------------
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Battle  Mountain  Gold  Corp.  ("Registrant")
        Schedule  14C
        Filed  June  17,  2005
        Form  10-KSB
        Filed  April  22,  2005
        File  Number  0-50399

Dear  Mr.  Schwall:

In response to your comment letter of July 12, 2005, the Company respectfully submits the following responses to your enumerated paragraphs.

GENERAL
-------

1. The uncertainty has been removed by amending the disclosure to reflect that the majority of the shareholders have given verbal indication of their intent to approve the matters being presented.

2.  The  filings  have  been  amended  consistent  with  your  comment.

SCHEDULE  14C
-------------

PROPOSAL  3,  PAGE  12
----------------------

3.  The  filing  has  been  amended  consistent  with  your  comment.

4.  The  disclosure  has  been  amended  consistent  with  your  comment.

5. The names have been provided, but there is no written consent, only verbal, as disclosed above.

CERTAIN  RELATIONSHIPS,  PAGE  6
--------------------------------

6.  The  explanation  has  been  provided.

FORM  10-KSB-31DEC04
--------------------

7.  The  disclosures  have  been  amended  consistent  with  your  comment.

8.  The  disclosures  have  been  amended  consistent  with  your  comment.

9.  The  disclosures  have  been  amended  consistent  with  your  comment.

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Battle  Mountain  Gold  Corp.
September  1,  2005
Page  2




If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank  you  again  for  your  kind  cooperation  and  assistance.


Very  truly  yours,


/s/ James E. McKay
---------------------------
James  E.  McKay,
President  and  CEO


cc:   Michael  J.  Morrison,  Esq.

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